[Impac Commercial Holdings, Inc. letterhead]


September 30, 1999                                      Via Facsimile
                                                         213/488-3366


Philip A. Barach
President and Chief Executive Officer
Apex Mortgage Capital, Inc.
865 South Figueroa Street, Suite 1800
Los Angeles, California  90017

Daniel K. Osborne
Executive Vice President and Chief Operating Officer
Apex Mortgage Capital, Inc.
865 South Figueroa Street, Suite 1800
Los Angeles, California  90017

Gentlemen:

The Board of Directors of Impac Commercial Holdings, Inc. ("ICH") has received your letter of September 17, 1999 addressed to the "Special Committee of the Board of Directors of Impac Commercial Holdings, Inc.", with attachments, and your letter dated September 20, 1999 addressed to me, in each case in response to my letter to you dated September 10, 1999. As I mentioned in a previous telephone call to Mr. Osborne, the full Board of Directors of ICH, not a special committee thereof, is considering your proposal.

The Board has engaged Bear, Stearns & Co. Inc. to assist it in analyzing your proposal. Bear Stearns has indicated that it expects to present its findings to the Board within the next two weeks and, accordingly, you should expect a response from the Board soon thereafter.

Finally, we note that you have included our correspondence in your most recent Schedule 13D filing. Pending completion of the Board's review of your proposal, we do not intend to comment on your claims about "superior value", "superior track records" or "obvious conflicts of interest", among other things. We do, however, think it inappropriate for you to continue to publicly disseminate your self-serving letters.

Sincerely,



___/s/ Wesley R. Edens______
Wesley R. Edens
Chairman of the Board
Chief Executive Officer